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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Brittany Ebbertt
Kathleen Collins
Alexandra Barone
Larry Spirgel

Re:	Tremor International Ltd.
Draft Registration Statement on Form F-1
Submitted April 13, 2021
CIK No. 0001849396

Ladies and Gentlemen:

On behalf of Tremor International Ltd. (the “Company”), we are hereby confidentially submitting a Draft Registration Statement on Form F-1 (“Submission No. 3”) to the U.S. Securities and Exchange Commission (the “Commission”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on March 11, 2021 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on April 13, 2021 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on April 28, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are also providing a copy of Submission No. 3, which has been marked to show changes from Submission No. 2, as well as a copy of this letter.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

May 4, 2021

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

Prospectus Summary, page 1

1.	We note your response to prior comment 3 as it relates to the definition of unique users. Please address the following:

•

Explain your reference to users visiting your site. In this regard, tell us whether you are referring to publisher or third-party sites as opposed to the company-owned sites, and if so, revise to clarify as such.

Response:    The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that the Company does not itself have a “site”, but rather the data disclosed by the Company reflects the entire traffic through its platform, including visitors to publishers’ sites (connected to our platform) from both direct and third-party sites. When a user visits a publisher’s site that is connected to the Company’s platform, the Company receives the request along with a field that holds a unique ID number that identifies the source from which the request came, and as such “unique users” is a summation of unique ID numbers to produce a total of unduplicated visitors to publishers’ sites connected to the Company’s platform. The Company has revised the disclosure on page iii of Submission No. 3 to clarify this.

•	Explain further why a monthly user measure would vary hourly.

Response:    The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page iii of Submission No. 3 to clarify the definition of “unique users.” The Company uses the measure of unique users to provide context for its reach to unduplicated visitors to publishers’ sites connected to the Company’s platform. Although the total number of unique users is disclosed on a monthly basis, the number of unique users accessing publishers’ sites connected to the Company’s platform at any one time can fluctuate on an hourly basis depending on various factors (such as seasonality and worldwide digital events). Therefore, the Company prefers to disclose this measure as an approximate number.

•

If this metric fluctuates significantly from period to period, address why you believe it is appropriate to disclose an approximate number of unique users at any given time if that is not reflective of other periods.

May 4, 2021

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the fluctuations of this metric from period to period are not material. The Company further advises the Staff to refer to the answer above.

•	Tell us how you calculate and validate the number of unique users disclosed.

Response:    The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that when a request is received from the supply side (indicating that a user has accessed a publisher’s site connected to the Company’s platform), this access request passes through a double verification system which blocks (and therefore does not count) invalid requests. In addition, for any user from whom the Company receives multiple requests in a month, such user will only be counted once per month. It is through this mechanism that the Company calculates and validates the total number of monthly unique users.

•	Revise to address how you track or count “unduplicated” visitors.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page iii of Submission No. 3 to address how it tracks or counts “unduplicated” visitors.

•	Disclose the period represented in your current disclosures.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 56 and 77 of Submission No. 3 to disclose the period represented.

2.

We note your revised disclosures in response to prior comment 1. Please tell us why you are highlighting the growth in CTV advertising revenue, which comprises only approximately 17% of your total IFRS revenue for fiscal 2020. In this regard, you state in your response to prior comment 4 that both CTV and Video revenue are the core areas of growth for the company. Also, explain to us the relevance of your discussion regarding CTV revenue growth in six month increments. Please revise, as necessary.

Response:    The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that the Company does not believe that the calculation of CTV advertising revenue as a percentage of total IFRS revenue for fiscal year 2020 (equal to 17%) is the correct metric because this compares a net revenue figure to a total figure that is a mix of net (programmatic) revenue and gross (performance) revenue. Instead, as indicated on page 69 of Submission No. 3, CTV revenue comprised approximately 23% of the Company’s programmatic revenue for fiscal year 2020. The Company is highlighting the growth in CTV advertising revenue because CTV is the key growth driver of the Company and is expected to grow at an accelerated rate compared to other devices – between 2019 and 2020, CTV advertising revenue grew by 164% on a net revenue basis. Therefore, the Company views this as material information to an investor’s investment decision.

May 4, 2021

The Company further advises the Staff that it is discussing CTV revenue growth in six-month increments because the Company’s results for the first half of 2020 were negatively impacted by the COVID-19 pandemic. As the overall economic environment improved during the second half of 2020, the Company experienced a significant resurgence of advertising demand globally. By presenting the CTV revenue growth in six-month increments, the Company is providing more granular information to assist investors in their evaluation of the Company’s performance in 2020, which varied significantly between the first and second half because of the COVID-19 pandemic.

3.

We note your revised disclosures in response to prior comment 7. Wherever you discuss Adjusted EBITDA or adjusted EBITDA margin, please further revise to discuss the comparable IFRS measure before any discussion of the non-IFRS measure and ensure you include the IFRS measure for all periods in which you present the non-IFRS measure. For example, you discuss the increase in Adjusted EBITDA on a six-month and full-year basis but do not present a comparable discussion on an IFRS basis and you do not disclose total comprehensive income for each period in which you disclose the non-IFRS measure. Also, you disclose Adjusted EBITDA margin before you disclose net profit margin. Please revise your disclosures throughout the filing.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 7, 15, 56, 77 and 81 of Submission No. 3 to disclose the IFRS measures before non-IFRS measures.

Summary Consolidated Financial and Other Data, page 15

4.

We note that you removed the subtotal of gross profit from the face of your consolidated statements of operations in response to prior comment 15. However, we further note that you continue to present gross profit margin and gross profit information in the forepart of the filing. These measures as currently presented exclude amortization and depreciation and therefore are non-IFRS measures. Please tell us the amount of amortization and depreciation excluded from gross profit for each period presented. To the extent you continue to disclose gross profit or gross profit margin, you should clearly label them as non-IFRS measures, provide a reconciliation to the most comparable IFRS measure of gross profit, which includes depreciation and amortization in cost of revenue, and include all related required non-IFRS disclosures.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 70 of Submission No. 3 to remove information relating to gross profit or gross profit margin.

May 4, 2021

Key Performance Indicators and Other Operating Metrics, page 57

5.

We have evaluated your response to prior comment 5 and while we are still considering your revenue recognition policy, we continue to believe that by presenting programmatic revenue and cost of revenue for fiscal 2019 on a net basis exclusive of media costs, and performance revenue for both fiscal 2019 and 2020 on a net basis exclusive of traffic acquisition costs, you have substituted an individually tailored revenue recognition principle for IFRS revenue and expenses. Please remove these measures from your non-IFRS disclosures. Similarly, any measures that are presented on a non-IFRS basis, such as net revenue, net revenue growth rate, percentage of video revenue, net revenue retention rate, etc. should also be revised. Refer to Item 10(e)(4)(ii) of Regulation S-K, Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response:    The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that the Company evaluated its non-IFRS net revenue measure under Rule 100(b) and the various definitions in Rule 101 of Regulation G, as well as the guidance in Question 100.04. The Company determined that deducting direct costs to arrive at its non-IFRS net revenue measure does not substitute individually-tailored recognition or measurement methods for those of IFRS and therefore complies with Regulation G and Question 100.04.

Certain parts of the Company’s revenue deriving from its programmatic revenues are recognized on a “net” basis and other parts of its revenue deriving from the performance activity are recognized on a “gross” basis. It is useful to the Company’s management, and the Company believes that it is useful to investors, to be able to evaluate its financial performance on a uniform basis by eliminating programmatic media costs and traffic acquisition costs, and providing non-IFRS net revenue as a metric in addition to IFRS revenue.

The Company’s review and presentation of revenue net of media costs does not accelerate the recognition of any revenue, does not change the timing of revenue recognition or expenses between reported periods and does not otherwise result in the inclusion of amounts presented as revenue that are not recognized as revenue under IFRS. The presentation does not alter net income in any way.

The Company believes that the presentation of non-IFRS net revenue provides investors with an additional useful metric to assist in their evaluation of the Company’s performance by providing a consistent presentation of revenue across all of its different activities. Furthermore, presentation of this measure allows investors to more readily compare the Company’s performance to the performance of its peers, which generally recognize all revenue on a “net” basis. The Company believes that its presentation of net revenue does not contain an untrue statement of material fact, nor does it omit a material fact necessary in order to make the presentation of non-IFRS net revenue not misleading.

May 4, 2021

6.

We note your revised reconciliation of Adjusted EBITDA in response to prior comment 6. Please further revise to remove the subtotals of “profit for the year” and “profit (loss) from operations” from your reconciliation.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 71 of Submission No. 3 to revise the Adjusted EBITDA reconciliation.

7.

We note your discussion regarding changes in your various non-IFRS measures beginning on page 61. Any discussion of non-IFRS results should not be presented with greater prominence than your IFRS results of operations discussion. Please revise so that your IFRS results of operations discussion precedes any non-IFRS discussion. Refer to Question 102.10 of the non-GAAP C&DIs.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68 – 73 of Submission No. 3 to disclose the IFRS measures before non-IFRS measures.

Key Operating Metrics, page 62

8.	To the extent you continue to present net revenue retention rate in your filing, please revise to disclose what this measure is intending to provide, as addressed in your response to prior comment 10.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 72 of Submission No. 3 to disclose what net revenue retention rate is intending to provide.

Description of Share Capital and Articles of Association

Exclusive Forum, page 114

9.	We note your response to prior comment 12. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32 and 115 of Submission No. 3 to include the relevant disclosure.

Consolidated Financial Statements

Statement of Operation and Other Comprehensive Income, page F-4

10.

We note your response and revised disclosures to prior comment 15. Please further revise here to present depreciation and amortization expense as a separate line item, and revise the cost of revenue line item to indicate it is exclusive of depreciation and amortization shown separately below as specified in SAB Topic 11.B.

May 4, 2021

Response:    The Company respectfully acknowledges the Staff’s comment and has revised on pages 14, 62, 63, 66 and F-4 of Submission No. 3 to present depreciation and amortization expenses as a separate line item. The cost of revenue line item indicates that it is exclusive of depreciation and amortization. The Company has added the words “shown separately below” on pages 14, 63 and F-4 of Submission No. 3 to further clarify this.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies

k. Revenue recognition, page F-19

11.	Please provide the following additional information as it relates to your response to prior comment 13:

•

Describe in further detail the manual operations in fiscal 2019. In this regard, explain the sales team’s involvement with your customers on a day-to-day basis and clarify how that changed when your processes were automated.

Response:    The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that, as an initial matter, it is the Company’s operation team (and not sales team) that was directly involved with the Company’s customers on a day-to-day basis prior to the implementation of automated processes in the Company’s platforms towards the end of 2019. Prior to the implementation of such processes, the operation team was comprised of the following four sub teams: (a) Sales operation, responsible for pre-sale activities and verification of whether the customer’s campaign objectives and advertising KPIs are achievable by the Company’s platform from an operational and execution perspective, (b) Ad operation, responsible for uploading the campaign to the Company’s platform and analyzing any discrepancies between third-party impressions data and the Company’s data, (c) Programmatic operation, responsible for campaign management and verification that each campaign meets the KPI objectives requested by the customer and (d) Supply operation, responsible for managing demand across the Company’s platforms and verifying that an effective marketplace exists for publishers and advertisers to execute their bids.

The activities described above were largely undertaken manually by Company employees, who interacted both with customers and with the platform as described above. This arrangement was labor intensive and created an opportunity to automate processes and capabilities of the platform to better satisfy customers’ objectives, increase the transactions handled by the platform, improve effectiveness and reduce costs. Towards the end of 2019 and in early 2020, the Company implemented automated processes both in the DSP and the SSP platforms, primarily by enhancing and developing the technological projects detailed below. As a result, the headcount of the Company’s operation team was reduced by approximately 60% and the activities of the operation team changed significantly. There is now limited need for each of the four sub teams, as there is no longer any manual management of the platforms’ operations, limited interaction with customers or, as described in prior response #13, any implicit obligation by the Company to fulfill specific advertising services to its customers.

May 4, 2021

•

Clarify whether the processes that were previously performed manually are now being conducted via the platform, and confirm, if true, that your involvement in the purchase and sale of digital advertising inventory just switched from a human to the platform.

Response:    The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that, following the acquisition of RhythmOne in April 2019 (with its highly developed technology and capabilities) and the subsequent integration of the DSP and SSP platform, the Company undertook several technological optimization projects aiming to significantly reduce human involvement and manual processes by leveraging automated tools. These developments enabled processes that were previously performed manually by the operation team to be automated. The Company further confirms that its involvement in the purchase and sale of digital advertising inventory through the platform switched from manual to automatic in the pre-sale stage as well. The Company provides below further analysis on the technological projects that enabled these changes.

a)    DSP Bidder. The DSP is based on a decision-making algorithm that decides in real-time how much to bid on a single ad request. This is referred to as the “DSP Bidder.” The DSP Bidder’s role is to meet customer KPI objectives, while achieving the Company’s financial objectives. Until the end of 2019, the operation team interacted directly with the customer to understand customers’ objectives and verify that such objectives were manually achievable. This process involved estimates and, only after the campaign occurred, could an accurate analysis of the objectives be completed. The DPS Bidder, implemented in 2020, established a new AI and machine learning algorithm for better campaign optimization, setting floor/ceiling prices and recommending bid prices per media source. These new technologies are based on machine learning automation and significantly lower dependency on manual optimizations. The DSP Bidder tool resulted in the near-complete automation of the pre-bidding process, which previously require the involvement of the operation team.

Moreover, prior to 2019, the DSP Bidder suffered from performance issues that sometimes caused a slowdown in the bidding process. When this occurred, the operation team needed to become directly involved to monitor and facilitate the campaign, usually by analyzing the forecast of the campaign and compliance with the customer’s objectives. Starting in 2020, the Company implemented a “Velocity Forecaster” into the DSP Bidder, which enabled full delivery of the campaign without manual intervention and without over-spending by customers.

May 4, 2021

b)    DSP Forecaster. One of the key figures the Company now provides to its advertisers is a forecast of the available viewers base that will be present when the ad is released. This forecast is a projection of expected views based on past campaigns and includes detailed statistical models to estimate future views. Prior to 2020, this forecast was performed manually using spreadsheets and human estimates. This method was time consuming, labor intensive and subject to inaccuracy. The Company introduced a new automated technology to produce forecasts with machine learning and trade know-how, creating inventory forecasts for customers without human interaction.

c)    DSP UX Improvements. In 2020, the Company launched new campaigns management and placements management pages for customers. These tools allow campaigns to be uploaded to the platforms in a much more efficient way, while automatically verifying that there is no campaign duplication and assessing the effectiveness of a campaign. These tasks—which were previously undertaken manually—are now done automatically and more efficiently, reducing errors and achieving customers’ objectives. This system also reduces cost by reducing the amount that the Company credits to customers for errors in campaign execution. Automation has reduced such errors, as the advertiser can select their desired campaign with the Company’s campaign and placement management tools, with no involvement by the operation team.

d)    Unruly Routing Efficiency. The Unruly exchange is an automated process that routes publishers’ ad supply to potential advertisers to maximize the number of times an advertiser can bid on potential supply. This routing sets pricing models, floors, margins and other configurations. Prior to 2020, these configurations were set manually by reference to prior reports. The Company has since developed a set of machine learning algorithms to set the optimal values of queries per second, floors and margins per placement/publisher. In addition, this technology introduced new capabilities such as automatic pricing models, which eliminated the need to perform manual (and daily) pricing adjustments, significantly reducing human interaction with the customers.

e)    Neuro Optimizer. The Company developed an automated tool to verify that the Company’s platform meets the KPI objectives set by customers. The Neuro Optimizer enables the Company to confirm that impressions are measured properly and accurately measure the customers KPIs, thereby significantly reducing human interaction with the customers.

May 4, 2021

f)    Unruly Control UX Improvements. Unruly Control is a command and control center, composed of a set of screens that enables publishers to easily view various metrics without intervention by the Company’s operation team. This project also introduced a renovated supply management page, which reduced complexity while lowering the chances for errors, increasing efficiency and also significantly reduced human interaction with the publishers.

•

Tell us how the technological changes to your platform impacted both the sales person and customer’s involvement in managing ad campaigns. Specifically address how the change from a manual to automatic process impacted your customer’s involvement in targeting and placing advertisements, if at all.

Response:    The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that the Company’s platforms operate at extremely high velocity, processing millions of ad requests per second. These requests, their resulting impressions and hundreds of other metrics are stored for reporting and analysis in the Company’s storage systems. As the volume of ads grew, the proportion of data on the platform that the data operations team could manage manually grew ever more limited. The technology developments described above enhanced the automatic data processing capabilities of the Company’s platform allowing the Company to transfer larger data sets at higher speed and in a fully automated manner, meaning the Company no longer requires data engineers and a data operations team to operate the platform. The platform was further enhanced to introduce a more readable, user-friendly interface, allowing customers to access the information they need without involvement of the Company’s operation team. In addition, the changes in the Company’s platform have also reduced the customer’s involvement significantly, as the customers’ parameters are inserted only once into the platform, after which all processes within the platform are done automatically without the involvement of the customers or the operation team that was required in the past.

As described above, the developments deployed towards the end of 2019 and the beginning of 2020 following the acquisition of RhythmOne contributed to the significant decrease in the involvement of the operation team in the platform (more automation) and the way that customers interact with the operation team to operate the platform (customer self-service tools).

•	Explain further your policy for granting credits and inducements and clarify what is meant by inducement.

Response:    The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that the Company’s policy for granting credits and inducements (i.e., incentives) was primarily to retain customers, to achieve customer satisfaction with the Company’s platform and to expand its position in the advertising technology marketplace. Typically, credits and inducements to customers were issued for an incident in a specific campaign or a technology error within the platform, which mainly resulted from the manual processes that the Company used prior to 2020 (for further details about credits issued to customers, see below). The Company’s policy for issuing credits and inducements (incentives or discounts) to customers is that each credit or inducement above $5,000 should be approved by management.

May 4, 2021

•	Tell us under what circumstances credits and inducements were granted in fiscal 2019 and describe any changes to your policies and procedures for granting such incentives in fiscal 2020.

Response:    The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that, prior to 2020, credits were issued mainly to compensate customers for: (i) errors in the campaign performed by the operation team, (ii) system technology errors and (iii) overruns on established campaign budget limits.

Prior to the acquisition of RhythmOne and Unruly, the Company was considered a smaller/medium digital advertising company, with a platform and operation team that interacted with customers directly and manually. For example, when customers’ campaigns experienced errors or overruns described above, there were frequent-interactions with the operation team, which often resulted in the Company providing credits to customers to increase customer satisfaction and retention (although the Company was not obligated under service agreements or internal orders to provide such credits). This direct, manual interaction with customers intrinsically limited operations and created an implicit obligation on the Company to customers to fulfill the promise of the service provided by the Company. In 2020, following the technological improvements described above, the Company provides a more consistent and effective service through automation, which enabled the Company to modify its strategy regarding inducements, leading to a significant decline in credits issued and customer complaints. Moreover, beginning in 2020 and as a result of the automation of the platform, the Company has routinely declined to provide credits in response to customers’ complaints.

Note 22. Subsequent Events, page F-53

12.

We note that upon effectiveness of this offering, your CEO, COO and CFO will receive cash bonuses as well as RSU and PSU awards. Please revise to include a discussion of these awards and the estimated financial effect. Refer to IAS 10.21. Also, tell us your consideration to include pro forma per share information in your Summary Consolidated Financial and Other Data table, reflecting the additional compensation that will be paid upon effectiveness of this offering. Refer to Article 11-01(a)(8) of Regulation S-X.

Response:    The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that the approval to grant cash bonuses, RSUs and PSUs occurred on March 26, 2021, subject to the approval by the Extraordinary General Meeting (EGM), which took place on April 30, 2021. This disclosure was not included as a

May 4, 2021

subsequent event in the 2020 financial statements because these financial statements were approved on March 11, 2021, prior to such events. However, a discussion of these awards and the estimated financial effect will be included (as required under IAS 34) in the interim financial statements for the three months ended March 31, 2021, which will be included in a subsequent submission to the Commission.

The Company further respectfully advises the Staff that, since the RSUs and PSUs are not fully vested and they will vest over a period of three years, and since the share price is subject to the IPO price, the Company believes that the disclosure to be included in the interim financial statements for the three months ended March 31, 2021 about the RSUs and PSUs will provide sufficient clarification and it does not believe that pro forma per share information, which would be inherently subject to change, would provide accurate information to investors.

* * *

May 4, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.4669 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ryan Benedict
Ryan Benedict of LATHAM & WATKINS LLP

cc:	Ofer Druker, Tremor International Ltd.
Sagi Niri, Tremor International Ltd.
Josh Kiernan, Latham & Watkins LLP
Tuvia Geffen, Naschitz, Brandes, Amir & Co., Advocates